August 13, 2020



Via Email

Peter X. Huang
Skadden, Arps, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District
Beijing 100004
People   s Republic of China

       Re:    Bitauto Holdings Limited
              Schedule 13E-3/A filed August 12, 2020
              Filed by Yiche Holding Limited, et al.
              File No. 5-85981

Dear Mr. Huang:

        The staff in the Office of Mergers and Acquisitions has conducted a limited review of the amended filing listed above. Our comments follow. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your filing.

Schedule 13E-3/A filed August 12, 2020

Reasons for the Merger and Recommendation of the Special Committee of the Board of
Directors, page 36

   1. We refer to your response to comment 8 in our prior letter, included in your August 12,
      2020 response. Please include the information you provided in your response in your revised disclosure document.

Position of the Buyer Group as to the Fairness of the Merger, page 42

   2. Refer to response 12 in your August 12, 2020 letter. Explain why that response is
      qualified    to the best of the Buyer Group   s knowledge.    Our comment
related to whether
      the Buyer Group had purchased securities of the Company during the past two years.
      Clarify why the Buyer Group, who are responding to this letter through counsel, cannot make a definitive statement as to their own actions. We may have additional comments.
 Peter X. Huang, Esq.
Skadden, Arps, Meagher & Flom LLP
August 13, 2020
Page 2


Voting by the Supporting Shareholders at the Extraordinary General Meeting, page 80

      3. Your response to comment 18 in our prior comment letter states that the Company is not aware of any current intention of the enumerated persons to vote on the merger. Item
         1012(d) of Regulation M-A requires the Company to make    reasonable
inquiry.
         Clarify whether this has occurred. We also direct your attention to the Instruction to Item
         1012(d) of Regulation M-A.

       We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact me at 202-551-3263 with any questions.


                                                              Sincerely,

                                                              /s/ Christina
Chalk

                                                              Christina Chalk
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions




cc:      Richard V. Smith, Esq.
         Orrick, Harrington & Sutcliffe LLP
         (via email)